EMAIL: SFeldman@olshanlaw.com

DIRECT DIAL: 212.451.2234

April 24, 2023

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Joe McCann, Esq.
Office of Life Sciences

Re:	OS Therapies Incorporated Amendment No. 2 to the Registration Statement on Form S-1 File No. 333-271034

Ladies and Gentlemen:

On behalf of OS Therapies Incorporated, a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to the Securities Act of 1933, as amended, one complete copy of the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”), including one complete copy of the exhibits listed as filed therewith.

The Registration Statement responds to the oral comments received from the staff of the SEC by telephone call with Joe McCann, Esq. with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-271034) filed by the Company with the SEC on April 13, 2023.

Courtesy copies of this letter and the Registration Statement (as marked to reflect changes), together with all exhibits, are being provided by email directly to the staff for its convenience (attention: Joe McCann, Esq.) in the review of the foregoing documents.

In response to the staff’s oral comments, disclosure has been added on pages 64 and 73 to (i) explain that the amended and restated development, license and supply agreement with Advaxis, Inc. (now Ayala Pharmaceuticals, Inc.) (“Advaxis”) was subsequently amended in April 2021 to modify the payment amounts for Milestones 2 and 3 in consideration for an advance payment by the Company to Advaxis and (ii) clarify that the Company is required to pay to Advaxis a percentage in the high single digits to low double digits with respect to sublicense fees and royalties under the terms of such amended agreement. A copy of the first amendment to the amended and restated development, license and supply agreement with Advaxis is being filed as Exhibit 10.5.1 to the Registration Statement.

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April 24, 2023

Based on conversations with the underwriters, the Company and the lead underwriter would like to submit requests for acceleration of effectiveness of the Registration Statement during the early part of the week of April 24, 2023 in order to meet the Company’s schedule to have the Registration Statement declared effective by the SEC after the market closes on Wednesday, April 26, 2023. The Company respectfully requests the staff’s review of the Registration Statement to coincide with this timing.

The remainder of the exhibits to the Registration Statement have been included in this filing, and we believe the changes that were made to the Registration Statement, other than the additional disclosures in response to the staff’s oral comments, are minor. Accordingly, we believe that all information, including the exhibits to the Registration Statement, have been provided to the staff.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Paul A. Romness, MPH, the Chief Executive Officer of the Company (tel.: (703) 541-9811), or me (tel.: (212) 451-2234).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Jimmy McNamara, Esq.
Paul A. Romness, MPH
Mr. Keith Moore
Cavas Pavri, Esq.